82-3209

OMV

03 FEB 25 AM 7:21

News Release

February
7.30am

03007403

www.omv.com

OMV becomes market leader in Central and Eastern Europe through BP acquisitions

- **Acquisition of 313 filling stations from BP in Germany, Hungary and Slovakia**
- **45% stake in BAYERNOIL and 18% stake in the Transalpine pipeline**
- **Accelerates growth and adds value**
- **Earnings accretive in 2003**

OMV, the European oil and gas group, today announces the acquisition of 313 Aral and BP filling stations in Southern Germany, Hungary and Slovakia from Deutsche BP AG. OMV has also acquired a 45% stake in BAYERNOIL, a network of three refineries in the Ingolstadt area, and an 18% stake in the Transalpine pipeline (TAL) from Trieste to Bavaria. The purchasing price of about EUR 377 million will be financed through debt. This acquisition is a further milestone in OMV's strategy and strengthens its leading position in the core markets of Central and Eastern Europe. This deal meets OMV's strategic target of achieving a 10% market share in Bavaria and will be immediately earnings accretive from 2003 onwards.

In line with strategy, following the acquisition of the international exploration and production portfolio of Preussag Energie from TUI AG in January 2003, OMV extends its Central and Eastern European retail network from 1,232 as of December 31, 2002 to 1,615 stations, the latter including 70 service stations acquired during the last year.

With an additional 5.4 mn tons (t) the company's refinery capacity in Bavaria increases from 3.4 mn t to 8.8 mn t per year. With the opportunity of integrating OMV's refinery Burghausen into the Southern German refinery network of BAYERNOIL, a 12 mn t network established in 1998, this builds up a strong strategic supply position. In addition, OMV intends to exploit short-term and long-term synergy effects to optimize the filling station and commercial business.

The Company will spend approximately EUR 220 mn on the retail station networks, about EUR 142 mn on the stake in the refineries and about EUR 15 mn on the TAL pipeline. In addition to the purchasing price, it is expected that working capital will be approximately EUR 150 mn. In the short term, this acquisition will be financed through debt thus increasing the gearing rate. OMV will not consider a capital increase for this transaction and remains committed to its long term gearing target of 30%. The acquisition will become effective at its closing, scheduled for the second quarter of 2003.

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Wolfgang Ruttenstorfer, CEO of OMV said: "This acquisition is fully in line with our strategy to double our size by 2008 and to become a leading European oil and gas company. We have achieved a leading position in Bavaria and have enhanced our presence in Hungary and Slovakia, both countries which will join the European Union in 2004." Ruttenstorfer adds that as an integrated oil and gas company, OMV strives to achieve a balanced rate of expansion in its two core segments, namely Exploration and Production (E & P) and Refining and Marketing (R & M). OMV adopted a strategic balance ratio of 0.5 to 1 between the equity production in E & P and the output in Refining.

Market leader in a market with more than 100 million people
Gerhard Roiss, Deputy CEO of OMV and member of the Board with responsibility for R & M, added: "Our target is to operate at least 2,000 filling stations in our core region. With this acquisition, we significantly strengthen our leadership in the Central and Eastern European region." The purchase of the network of high quality filling stations ties in with the expansive quality and convenience strategy. This adds an additional opportunity of growth for the 491 VIVA shops and 100 Vienna Cafés that are already operating.

Through this acquisition the OMV Group increases its retail network to 1,615 stations, reaching a market share of 12%. The Company's target remains to increase market share in the Central and Eastern European growth market — home to 100 mn people — to 20% by 2008.

Third largest network of filling stations in Bavaria, a market share of almost 10%
247 of the purchased filling stations are located in Southern Germany, mainly in Bavaria, Saxony, Baden-Württemberg and Thuringia. This acquisition and the acquisitions of the previous year increase OMV's market share in Bavaria from 2% to 9% and the number of filling stations from 76 as of December 31, 2002 to 246 (118 thereof as a result of this transaction). OMV also acquires a further 71 stations in Baden-Württemberg. In Saxony, the number of filling stations operated by OMV rises from 20 to 50, and market share from about 4% to 9%. In 2002, the filling stations acquired in Germany achieved sales of approximately 747 mn litres, corresponding to an average annual sales volume of approximately 3.02 mn litres per station, versus a Bavarian average of 2.9 mn litres and an Austrian average of approximately 2.2 mn litres.

OMV with 43% of the refining capacity most important supplier in Bavaria
With the acquisition of a 45% stake in BAYERNOIL Raffineriegesellschaft mbH, which disposes of a processing capacity of approximately 12 mn t, OMV's annual crude oil processing capacity in Bavaria increases by 5.4 mn t to 8.8 mn t. Roiss commented: "With a total petroleum products market of 18.8 mn t, we are now the most important supplier in Bavaria." In addition, with the acquired further 18% stake in the Transalpine pipeline, OMV holds a 25% stake in one of the most significant crude oil pipelines from the Mediterranean to the North. OMV's refinery in Schwechat is supplied by the Adria-Wien-Pipeline, a spur line of the TAL pipeline.

BAYERNOIL consists of three pipeline-connected refineries equipped with state-of-the-art technology. In 2002, these sites, located in Ingolstadt, Vohburg and Neustadt, respectively, produced approximately 10 mn t of mineral oil products. A possible integration of the OMV refinery in Burghausen into this network of refineries — originally established in 1998 —would provide to considerable short and mid-term synergies. Roiss adds: "An integration with the network will markedly improve our refinery's competitiveness." The acquisition also enhances OMV's position in the Bavarian commercial business, the area being a net import market. It also supports supplies to the Munich airport, where OMV already supplies 50% of the jet fuel.

In addition, it also creates an attractive supply base for customer demand in the Czech Republic and Western Austria.

Strong international player in Hungary
In Hungary, OMV's acquisition of 55 quality Aral branded filling stations increases market share from approximately 11% to 16%, firmly establishing OMV as the leading international company in this growth market. As a result of this acquisition, the number of OMV filling stations in Hungary increases from 113 to 168. In 2002, the newly purchased stations sold approximately 180 mn litres or an average of 3.3 mn litres per station, versus a Hungarian average of approximately 2.1 mn litres. The Hungarian market, including the economically strong Budapest area, is supplied directly from the OMV refinery in Schwechat and OMV's Danube storage facility in Csepel.

Leading international provider in Slovakia
In Slovakia, OMV takes over 11 Aral filling stations, thereby increasing the number of stations to 81 and market share from 13% to 15%. This establishes OMV as the largest international filling station company in Slovakia. In 2002, the sales volume of the newly purchased filling stations amounted to approximately 24 mn litres, or an average of 2.2 mn litres per station, against a Slovakian average of approximately 1.8 mn litres per station.

Sale of the BP-R&M portfolio
In the wake of its acquisition of Veba Oel AG from E.ON in 2001, BP will sell its participating interests in BAYERNOIL and the TAL pipeline as well as the filling station networks. The German Monopolies and Mergers Commission has given its approval of the acquisition, but it is dependent on BP's selling of 45% of its stake in BAYERNOIL Raffineriegesellschaft mbH and 4 percentage points of its market share in the German filling station business based on the sales figures for the year 2000.

The conclusion of the transaction depends on the approval and decisions of the shareholders involved and the competition authorities of the German provinces and countries. It is expected to be concluded in the second quarter of 2003.

<u>**Notes to editors:**</u>

OMV Aktiengesellschaft
With group sales of EUR 7.74 billion in 2001, a staff of 5,659 and a market capitalization of EUR 2.5 billion, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. As a leading oil and gas company in Central and Eastern Europe, the OMV Group engages in Refinery and Marketing (R & M) activities in 12 Central and Eastern European countries, and in Exploration and Production (E & P) operations in 13 countries. The company owns integrated chemical business. Furthermore, OMV holds a 25% share in Borealis A/S, a globally leading polyolefin manufacturer, an approximate 10% share in Hungarian mineral oil group MOL, and a 25.1% share in The Rompetrol Group NV, the largest private oil company of Romania. OMV's goal is to increase the number of filling stations in its core region of Central and Eastern Europe to 2,000 and to increase its market share in the retail station and commercial business to 20% by 2008. In the E&P segment, the declared production volume target for 2008 is 160,000 boe/d. The purchase of the international E&P portfolio from Preussag Energie GmbH in January 2003 was a major step in this direction.

OMV in Central and Eastern Europe
By 2008, OMV intends to increase its market share in Central and Eastern Europe from 10% to 20%. In order to achieve this ambitious target, the group wants to establish itself as the leading brand in the retail station and commercial business. The area of expansion concentrates on the Danube corridor from the Black Forest to the Black Sea. This region with a population of approximately 100 mn is the largest and growing market, and OMV is determined to exploit its dynamism with an expansive quality and convenience strategy. OMV filling stations are presented as multifunctional service centres for mobile clients. With VIVA Shops, Vienna Cafés and modern car wash facilities, OMV offers its clients an outstanding quality of service from fuel to fresh fruit and pastries plus an excellent restaurant service.

As of December 31, 2002 OMV operated a total of 1,232 stations in Central and Eastern Europe, of which 517 were in Austria and 715 in other countries.

BAYERNOIL Raffineriegesellschaft mbH
BAYERNOIL is a joint venture of Deutsche BP AG, Agip Deutschland AG and Ruhr Oel GmbH. BP holds a direct share of 55%, and indirectly a further share through Ruhr Oel, itself the owner of a 25% interest in BAYERNOIL. Ruhr Oel GmbH is a 50:50 joint venture of Veba Oel Refining & Petrochemicals GmbH and PdVSA (Petróleos de Venezuela S.A.). Agip holds the remaining 20%. BAYERNOIL owns three pipeline-connected refinery facilities (Ingolstadt, Vohburg, Neustadt). The crude oil distillation capacity is approximately 12 mn t per year and production is approximately 10 mn t per year. In 2002, the BAYERNOIL refineries produced approximately 3 mn t of gasoline, 2.7 mn t of diesel, 0.3 mn t of jet fuel, 2.5 mn t of light heating oil, 0.4 mn t of heavy heating oil, 0.4 mn t of bitumen, 0.4 mn t of liquid gas and 0,3 mn t of other mineral oil products. There are 900 employees working in this company.

Deutsche BP AG
BP has been operating in Germany for 99 years. The main business stream activities are Refining and Marketing (Downstream), Chemicals and Gas, Power and Renewables. Since acquiring Veba Oel and Aral in 2002, BP has become the market leader in Germany with a market share of 22% and some 2600 retail stations, which will solely operate under the Aral brand. BP is a leading refiner in Germany and heads the lubricants and aviations market. BP is the biggest supplier of oil products in Germany and a major force in the bitumen market. With BP's largest petrochemical site located in Cologne, Germany is the group's central base for its European chemicals activities. BP Solar is market leader in the German photovoltaic market. BP employs about 11, 000 people in Germany. The main centres of employment are located in the federal state of North Rhine-Westphalia, in particular at or around Bochum, Cologne and Gelsenkirchen, further sites being Lingen and Hamburg. The retail brand in Germany will be Aral with all former BP stations to be rebranded by end 2003. BP is the corporate brand and will continue to be used in the aviations, gas & power and solar business. In the lubricants business, four brands are operating: BP, Aral, Castrol and Veedol.

OMV Deutschland GmbH
Since 1987, OMV has maintained an important presence in Bavaria with a 3.4 mn t refinery in Burghausen – its emphasis being the production of middle distillate and petrochemical raw materials – and through its commercial and retail business. In 2001, OMV Deutschland GmbH, a 100% owned subsidiary of OMV Aktiengesellschaft, achieved sales of approximately EUR 1.4 billion. The company covers more than 50% of the jet fuel demand of Franz Josef Strauß airport in Munich. Efficient support to approximately 150 OMV filling stations in South Eastern Bavaria and Saxony, almost 90 OMV brand associates and approximately 4,000 consumers of lubricants, chemical/technical products, fuels and EXTRA light heating oil is provided from the marketing office in Landshut in Lower Bavaria. In 2002, the company employed a staff of 521. With this acquisition of the marketing assets of BP, the company now has a market share of 9% in Bavaria.

The petroleum oil product market in Bavaria
The Bavarian petroleum oil product market is supplied from the refineries of BAYERNOIL in Ingolstadt, Vohburg and Neustadt, from the ESSO refinery in Ingolstadt and from the refinery of OMV Deutschland GmbH in Burghausen. The production capacity for petroleum products in Bavaria is approximately 17.7 mn t per year and not sufficient to satisfy the demand, therefore the province is a net importer of products.

Transalpine pipeline (TAL)

The Transalpine pipeline is 465 km long and supplies the refineries and fuel depots of the mineral oil groups participating in the TAL from Trieste harbour. In 2001, TAL delivered a total of 35.75 mn t of crude oil to the corresponding transfer points. Via the Adriatic-Vienna branch pipeline, the TAL pipeline also supplies the OMV refinery in Schwechat. The pipeline covers 75% of the crude oil demand in Austria, 100% of the crude oil demand in Bavaria and 55% of the crude oil demand in Baden-Württemberg. TAL is a joint venture of oil companies in Germany, Austria and Italy. The 10 shareholders own a participating interest in each of the three operating companies. The participation ratio in TAL was as follows: Shell & DEA Oil GmbH 24%, ALG 22%, Esso 16%, Ruhr Oel 11%, Südpetrol AG 10%, OMV 7%, Deutsche BP AG 5%, ConocoPhillips 3%, TotalFinaElf 2%; after the acquisition, OMV now holds 25%.

OMV in Hungary

OMV Hungária Asványolaj Kft., a 100% owned subsidiary of OMV Aktiengesellschaft, began operations business in Hungary in 1991. At the beginning of 2003, the company operated 113 stations; it holds a market share in the retail business of approximately 11%. OMV Hungária, with registered office in Budapest, has 89 employees. In 2001, Hungary achieved the highest economic growth of any of the advanced candidates for accession to the European Union. During the last three years, the passenger car ratio increased dramatically from approximately 221 cars per 1,000 inhabitants to 242 cars in 2002. In Austria, the ratio is approximately 510 cars per 1,000 inhabitants. In the medium term, the gasoline consumption will therefore increase at an average rate of 2% per year. As it is expected that the transportation volume will grow considerably, the diesel consumption will increase at an average rate of 4% per year in the medium term. The consumption of mineral oil products in 2001 was 5.9 mn t.

OMV in Slovakia

OMV Slovensko, s.r.o., a 100% owned subsidiary of OMV Aktiengesellschaft, took up business in Slovakia in 1992. At the beginning of 2003, the company ran 70 stations and held a market share of 13% in the retail business. OMV Slovensko, with registered office in Bratislava, has 71 employees. The economic and political situation in Slovakia has settled down and entered a consolidation phase. As the accession to the European Union in the year 2004 is now definite, it is expected that this trend will continue. In 2001, the mineral oil consumption in Slovakia was 1.8 mn t. In the medium term, an average annual growth of almost 2% is expected. In 2001, the passenger car ratio increased to approximately 242 passenger cars per 1,000 inhabitants. In the medium term, it is expected that the gasoline consumption will increase at a rate of 2-3% per year on average and that the diesel consumption will increase by 1%.

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations — Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office — Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office — Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page: http://www.omv.com

Cubitt Consulting

Noga Villalón, London — Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Mark Kollar, New York — Tel. +1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next publication of results: January to December and fourth quarter 2002 on 11 March 2003